Exhibit 99.1

TechFaith Receives NASDAQ Notification Regarding Minimum Bid Requirements

Beijing, China, September 18, 2015 - China TechFaith Wireless Communication Technology Limited (NASDAQ: CNTF) (“TechFaith” or the “Company”) today announced that it has received a letter from The NASDAQ Stock Market LLC (“Nasdaq”), dated September 10, 2015, notifying the Company that it is currently not in compliance with the minimum bid price requirement set forth under NASDAQ Listing Rule 5450(a)(1) (the “Rule”). It has resulted from the fact that the bid price of the Company’s American Depositary Shares (“ADSs”) closed below US$1 per share for the last 30 consecutive business days. The Company has a grace period of 180 calendar days, expiring on March 8, 2016, in which to regain compliance. The Company will regain compliance if, at any time during this 180-day period, the closing bid price of the Company’s security is at least $1 for a minimum of ten consecutive business days. In the event the Company does not regain compliance with the Rule within 180 calendar days, the Company may be eligible for additional time.

The Company intends to monitor the closing bid price of its ADSs between now and March 8, 2016 and intends to consider available options to cure the deficiency and regain compliance with the Rule’s minimum bid price requirement within the prescribed grace period. The Company’s ADSs will continue to be listed and trade on the NASDAQ Global Market during this period, unaffected by the receipt of the written notification from Nasdaq.

This announcement is made in compliance with NASDAQ Listing Rule 5810(b), which requires prompt disclosure of receipt of a deficiency notification.

About TechFaith

TechFaith (NASDAQ: CNTF) is a China-based mobile solutions provider for the global mobile handsets market, with a focus on the original design and development of specialized mobile handsets under its customer’s brands and its own brands for consumers and enterprises, and the sales of finished products to local and international customers. Starting in 2008, the Company began investing in the construction of buildings and facilities in its expanding real estate portfolio in China as part of its growth and diversification strategy. For more information, please visit www.techfaithwireless.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “outlook” and similar statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, among others, and in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, those risks outlined in TechFaith’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:

In China:	In the U.S.:

Jay Ji China Techfaith Wireless Communication Technology Limited Tel: 86-10-5822-8866 ir@techfaith.cn	David Pasquale Global IR Partners Tel: +1 914-337-8801 cntf@globalirpartners.com